Exhibit 21.1

Subsidiaries of Registrant

SUBSIDIARY	JURISDICTION OF INCORPORATION

Cymer B.V.	the Netherlands

Cymer Japan, Inc.	Japan

Cymer Korea, Inc.	Korea

Cymer Singapore Pte. Ltd.	Singapore

Cymer Southeast Asia, Ltd.	Taiwan

Cymer Semiconductor Equipment (Shanghai) Co., Ltd.	the People’s Republic of China

TCZ Pte. Ltd.	Singapore

TCZ, LLC	United States

TCZ, GmbH	Germany